UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Gold Reserve, Inc.
(Name of Issuer)

Class A Common Stock, no par value per share
(Title of Class of Securities)

38068N108
(CUSIP Number)

General Counsel
Greywolf Capital Management LP
4 Manhattanville Road, Suite 201
Purchase, New York 10577
(914) 249-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages
Exhibit Index Found on Page 14

SCHEDULE 13D
CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Event Driven Master Fund
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
6,384,948
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
6,384,948
(11)	Aggregate amount beneficially owned by each reporting person 6,384,948
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7%
(14)	Type of reporting person (see instructions) CO

Page 2 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Overseas Intermediate Fund
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,924,344
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,924,344
(11)	Aggregate amount beneficially owned by each reporting person 2,924,344
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.6%
(14)	Type of reporting person (see instructions) CO

Page 3 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Strategic Master Fund SPC, Ltd.—MSP9
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
9,330,589
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
9,330,589
(11)	Aggregate amount beneficially owned by each reporting person 9,330,589
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) CO

Page 4 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Strategic Master Fund SPC, Ltd.—MSP5
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,322,303
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,322,303
(11)	Aggregate amount beneficially owned by each reporting person 2,322,303
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.1%
(14)	Type of reporting person (see instructions) CO

Page 5 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons GWC Select Opportunities SPC, Ltd - SP5
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
5,972,263
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
5,972,263
(11)	Aggregate amount beneficially owned by each reporting person 5,972,263
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.3%
(14)	Type of reporting person (see instructions) CO

Page 6 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Opportunities Master Fund II LP
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,152,381
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,152,381
(11)	Aggregate amount beneficially owned by each reporting person 2,152,381
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9%
(14)	Type of reporting person (see instructions) PN

Page 7 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Advisors LLC
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
29,086,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
29,086,828
(11)	Aggregate amount beneficially owned by each reporting person 29,086,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.8%
(14)	Type of reporting person (see instructions) OO

Page 8 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Capital Management LP
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
29,086,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
29,086,828
(11)	Aggregate amount beneficially owned by each reporting person 29,086,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.8%
(14)	Type of reporting person (see instructions) PN, IA

Page 9 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf GP LLC
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
29,086,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
29,086,828
(11)	Aggregate amount beneficially owned by each reporting person 29,086,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.8%
(14)	Type of reporting person (see instructions) OO

Page 10 of 14 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Jonathan Savitz
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 29,086,828 Shares, which is 25.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
29,086,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
29,086,828
(11)	Aggregate amount beneficially owned by each reporting person 29,086,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.8%
(14)	Type of reporting person (see instructions) IN, HC

Page 11 of 14 Pages

This Amendment No. 6 to Schedule 13D (this "Amendment") amends the Schedule 13D initially filed on October 13, 2015, as amended by Amendment No. 1 thereto filed on March 30, 2017, Amendment No. 2 thereto filed on April 28, 2017, Amendment No. 3 thereto filed on August 21, 2017, Amendment No. 4 thereto filed on August 24, 2017 and Amendment No. 5 thereto filed on June 11, 2024 (as so amended, the "Prior Schedule 13D" and, as amended by this Amendment, this "Schedule 13D"). Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As used herein, the term “July 2024 Offering” refers to the Company’s private placement which, as disclosed by the Company in its Form 6-K filed with the SEC on July 3, 2024, closed on such date and entailed the issuance and sale by the Company of an aggregate 8,780,488 Shares.

Item 3. Source and Amount of Funds or Other Consideration
This Amendment hereby amends and restates Item 3 of the Prior Schedule 13D in its entirety as follows:

“The net investment cost (including commissions) for the Shares held by each of the Greywolf Funds is set forth below:
Greywolf Fund	Number of Shares	Approximate Net Investment Cost
Greywolf Event Driven	6,384,948	$13,121,481
Greywolf Overseas Intermediate	2,924,344	$6,427,440
Greywolf Strategic Master MSP9	9,330,589	$18,896,856
Greywolf Strategic Master MSP5	2,322,303	$5,607,202
GWC Select Opportunities	5,972,263	$18,209,845
Greywolf Master Fund II	2,152,381	$8,253,334

The consideration for such acquisitions was obtained for each of the Greywolf Funds from working capital.”
Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“The Greywolf Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 112,799,914 Shares outstanding as of July 3, 2024 following the July 2024 Offering, as reported by the Company in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2024.

(c)
On July 3, 2024, Greywolf Master Fund II purchased 1,200,000 Shares from the Company for a purchase price of $4.10 per Share.  Greywolf Master Fund II acquired such Shares from the Company in the July 2024 Offering.

(d)
The General Partner is the general partner of each of the Greywolf Funds.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The General Partner is the general partner of each of the Greywolf Funds.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.”

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2024

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND,
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP5
GWC SELECT OPPORTUNITIES SPC, LTD—SP5 and
GREYWOLF OPPORTUNITIES MASTER FUND II LP

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz, Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP
By Jonathan Savitz, Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 13 of 14 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)*
EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)**
EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)***

*Filed as an Exhibit to the Schedule 13D filed on October 13, 2015
**Filed as an Exhibit to the Schedule 13D filed on March 29, 2017
**Filed as an Exhibit to the Schedule 13D filed on June 11, 2024

Page 14 of 14 Pages